SO
3/6/03

[redacted]

03002115

VF 3-5-03

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 13621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Transamerica Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 South Olive St., Suite T-2500
(No. and Street)

Los Angeles (City) CA (State) 90015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
George Chuang 213-741-5797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

725 South Figueroa St. (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 3 2003

OATH OR AFFIRMATION

I, Sandra C. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transamerica Financial Advisors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California

County of Los Angeles

Subscribed and sworn to before
me this 21 day of February, 2003
by Sandra C. Brown

Signature

President

Title

Notary Public

ISELA ORTEGA
Commission # 1291589
Notary Public - California
Los Angeles County
My Comm. Expires Jan 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

Transamerica Financial Advisors, Inc.

Year ended December 31, 2002

with Report of Independent Auditors

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

Date – December 31, 2002

TRANSAMERICA FINANCIAL ADVISORS, INC.
(Name of Respondent)

1150 South Olive, T-2500, Los Angeles, California 90015
(Address of Principal Executive Office)

Sandra C. Brown
President
Transamerica Financial Advisors, Inc.
1150 South Olive – T-2500
Los Angeles, California 90015

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Transamerica Financial Advisors, Inc.

Financial Statements
and Supplemental Information

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

Phone: (213) 977-3200
www.ey.com

Report of Independent Auditors

Board of Directors
Transamerica Financial Advisors, Inc.

We have audited the accompanying statement of financial condition of Transamerica Financial Advisors, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Financial Advisors, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 19, 2003

Transamerica Financial Advisors, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 6,406,709
Concessions receivable	941,896
Other assets	311,900
Deferred tax assets	491,000
Total assets	$ 8,151,505
Liabilities and shareholder's equity	
Liabilities:	
Commission payable	$ 1,206,033
Accounts payable and other liabilities (including $ 359,242 payable to affiliates)	2,968,877
Federal income tax payable to parent	68,487
Total liabilities	4,243,397
Shareholder's equity:	
Common stock ($1 par value):	
Authorized – 100,000 shares	
Issued and outstanding – 4,000 shares	4,000
Additional paid-in capital	4,244,561
Accumulated deficit	(340,453)
Total shareholder's equity	3,908,108
Total liabilities and shareholder's equity	$ 8,151,505

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Operations

Year ended December 31, 2002

Revenue:	
Commissions	$ 4,093,734
Interest	220,446
Fees and other income	815,706
Total revenue	5,129,886
Expenses:	
Employee compensation and benefits	3,349,371
Training and sales promotion	279,472
Office, telephone and postage	551,047
Legal and other operating expenses	116,026
Total expenses	4,295,916
Income before taxes	833,970
Income taxes	296,628
Net income	$ 537,342

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at December 31, 2001	$ 4,000	$ 4,244,561	$ (877,795)	$ 3,370,766
Net income	–	–	537,342	537,342
Balance at December 31, 2002	$ 4,000	$ 4,244,561	$ (340,453)	$ 3,908,108

See accompanying notes.

Transamerica Financial Advisors, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	$ 537,342
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Concessions receivable	(42,940)
Other assets	(126,912)
Commissions payable	(164,180)
Accounts payable and other liabilities	(1,602,618)
Deferred tax asset	530,953
Federal income taxes payable	(234,325)
Net cash used in operating activities	(1,102,680)
Cash and cash equivalents at December 31, 2001	7,509,389
Cash and cash equivalents at December 31, 2002	$ 6,406,709

See accompanying notes.

Transamerica Financial Advisors, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Transamerica Financial Advisors, Inc. (the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of Transamerica Service Company (TSC) who in turn is an ultimate subsidiary of AEGON N.V. (AEGON), a holding company organized under the laws of the Netherlands.

The Company markets financial products such as annuities, mutual funds and general securities to investors throughout the United States. The Company executes and clears all customers' transactions through another broker-dealer on a fully disclosed basis. The Company has distribution agreements with Transamerica Occidental Life Insurance Company (TOLIC), Transamerica Life Insurance and Annuity Company (TALIAC), Transamerica Life Insurance Company, Western Reserve Life Assurance Company of Ohio, Transamerica Securities Sales Corporation and AFSG Securities Corporation, to sell and distribute variable universal life insurance and variable annuity products offered by these affiliated companies.

The Company receives commissions for the sale of financial products such as annuities, mutual funds and general securities. A portion of this amount is reallowed to the selling agents as a selling commission. All amounts of sales commissions, revenue and expense are recorded on a net basis in the accompanying statement of operations. Gross commissions earned in 2002 amounted to $35,785,625.

The Company receives 12b-1 distribution fees from mutual funds and variable products which are included in commission revenue. A portion of the fee is reallowed to selling agents as a selling commission. All amounts of 12b-1 fees are recorded on a net basis in the accompanying statement of operations.

1. Organization and Significant Accounting Policies (continued)

The Company receives fees for advisory services rendered by the Company's investment advisors on a quarterly basis based on assets under management. A portion of the fee is reallowed to the investment advisors. All amounts of advisory fees are recorded on a net basis in the accompanying statement of operations.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

The significant accounting policies followed by the Company are summarized below.

Cash and Cash Equivalents

Cash and cash equivalents of $6,406,709 are invested in bank accounts and money market funds. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Pension Plan

The Company participates in the Retirement Plan for Salaried Employees of Transamerica Corporation and Affiliates (the Plan). The Plan is a noncontributory defined benefit plan covering substantially all employees. Pension benefits are based on the employee's compensation during the highest paid 60 consecutive months during the 120 months before retirement. Pension costs are allocated to the Company based on the number of participants in the Plan. The Company's total pension costs in 2002 are not significant.

3. Income Taxes

The federal income tax provision differs from the statutory rate of 35% due to certain nondeductible expenses. The Company files a consolidated federal income tax return with its parent. Current taxes due are recorded as current income tax and are expected to settle through an intercompany payable to TSC on an annual basis.

The significant component of the deferred tax relates to loss accruals that are not presently deductible for tax purposes.

Components of the provision for income taxes are as follows:

Current tax benefit	$ 234,325
Reduction in deferred tax assets	(530,953)
Total provisions	$ (296,628)

No income taxes were paid during 2002.

4. Related Party Transactions

The Company has various transactions with certain of AEGON's subsidiaries and affiliates in the normal course of operations. These transactions include payments for rental of space (approximately $250,000) and recovery of expenses incurred of approximately $411,000 for processing Transamerica proprietary products. Commissions earned on the sale of TOLIC and TALIAC variable products amounted to approximately 15% of commissions in 2002.

5. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company's net capital and required net capital were $2,983,327 and $282,893, respectively. Thus, the Company is in compliance with the requirements.

Total shareholder's equity as reported in the accompanying statement of financial condition agrees to the focus report filed on January 22, 2003.

6. Contingencies

Claims for material amounts have been filed by certain individuals alleging the Company's failure to properly supervise its registered representatives, failure to perform adequate due diligence on certain programs before offering them to the public and placing them in investments not suitable to their financial profile. The Company believes it has meritorious defenses against these claims and that the ultimate resolution is not likely to have a material effect on the financial position or results of operations of the Company beyond what has already been accrued.

Supplemental Information

Transamerica Financial Advisors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Computation of net capital:	
Total shareholder's equity (from statement of financial condition)	$ 3,908,108
Total ownership equity qualified for net capital:	
Nonallowable assets:	
Other assets	(311,901)
Deferred tax assets	(491,000)
Net capital before haircuts on securities positions	3,105,207
Haircuts of securities:	
Cash and cash equivalents – money market funds	(121,880)
Net capital	$ 2,983,327
Computation of basic net capital requirement:	
Minimum dollar net capital required (6-2/3% of aggregate indebtedness)	$ 282,893
Minimum dollar net capital requirement	$ 50,000
Net capital requirement (greater of above amounts)	$ 282,893
Excess net capital	$ 2,700,434
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 2,558,987
Computation of aggregate indebtedness:	
Total liabilities and aggregate indebtedness	$ 4,243,397
Ratio of aggregate indebtedness to net capital	1.42
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	Not Applicable

Transamerica Financial Advisors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from the computation of determination of reserve requirements pursuant to Rule 15c3-3 under section (k)(2)(a).

Transamerica Financial Advisors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2002

Not applicable.

Transamerica Financial Advisors, Inc.

Statement Regarding Rule 17a-5(d)(4)

December 31, 2002

The Computation of Net Capital under Rule 15c3-1 included in this audit report agrees to the computation included in the respondent's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2002.

ERNST & YOUNG

■ Ernst & Young LLP
725 South Figueroa Street
Los Angeles, California 90017-5418

■ Phone: (213) 977-3200
www.ey.com

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Transamerica Financial Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Transamerica Financial Advisors, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2003

Ernst + Young LLP